Exhibit 99.1

Smart Share Global Limited Announces Second Quarter 2024 Results

POIs1 operated through network partner model reached 89.2% as of the end of the second quarter of 2024

Cumulative registered users2 reached 417.1 million as of the end of the second quarter of 2024

SHANGHAI, China, August 22, 2024 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended June 30, 2024.

HIGHLIGHTS FOR THE SECOND QUARTER OF 2024

•	As of June 30, 2024, 89.2% of POIs were operated under our network partner model, compared with 79.7% as of March 31, 2024.

•	As of June 30, 2024, the Company’s services were available in 1,267 thousand POIs, compared with 1,245 thousand as of March 31, 2024.

•	As of June 30, 2024, the Company’s available-for-use power banks[3] were 9.5 million, compared with 9.4 million as of March 31, 2024.

•	As of June 30, 2024, cumulative registered users reached 417.1 million, with 12.8 million newly registered users acquired during the quarter.

•	Mobile device charging orders[4] for the second quarter of 2024 was 150.6 million, compared with 171.8 million for the second quarter of 2023.

“Despite the weaker-than-expected consumption environment, we delivered a solid performance this quarter as we returned to profitability,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “Our commitment to long-term value, even in the current consumption climate, is evident in our ongoing transition towards the network partner model, which we consider to be crucial for our long-term success. Additionally, this quarter, we have proactively begun exploring opportunities in the mobile device charging service market beyond China as a way to diversify our operation. By taking these steps, we are positioning the Company to capture the long-term value of the industry and deliver substantial returns to our investors.”

“The pace at which we have rebalanced our operations between the direct model and the network partner model has exceeded our initial expectations,” said Peifeng Xu, President. “Although the shift in our business model has imposed short-term impacts on our new POI expansion rate, we remain confident in our long-term prospects. Notably, the reduction in our direct model operations will not only lower our operational expenses but also enhance the contribution from the higher-margin network partner model.”

“Our return to profitability this quarter is a positive development, especially in light of the current transitions,” said Maria Yi Xin, Chief Financial Officer. “We will continue to pursue higher levels of operational efficiency within our core mobile device charging service. Simultaneously, we are committed to investing in new initiatives that will leverage Energy Monster’s existing capabilities and unlock new avenues for growth. These efforts are essential as we aim to realize our full growth potential and consistently deliver sustained value to our shareholders.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day and have at least one cabinet assigned to the location.

2 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

4 The Company defines mobile device charging orders for a given period as the total number of completed orders placed by registered users of the mobile device charging business under both the direct and network partner models in that given period, without any adjustment for orders that may qualify for discounts or incentives.

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2024

Revenues were RMB462.9 million (US$63.7 million5) for the second quarter of 2024, representing a 55.3% decrease from the same period in 2023. The decrease was primarily due to certain one-time adjustments made to the mobile device charging revenues for the second quarter of 2023 as a result of the change in the contractual arrangement with network partners.

•	Mobile device charging revenues, which consist of revenues generated under both the direct and network partner models, decreased by 60.0% to RMB410.6 million (US$56.5 million) for the second quarter of 2024, from RMB1,026.3 million in the same period of 2023.

o	Revenues generated under the direct model, comprising of mobile device charging service fees of RMB115.9 million and power bank sales of RMB2.2 million, decreased by 60.7% to RMB118.1 million for the second quarter of 2024, from RMB300.7 million in the same period of 2023. The decrease was primarily due to the decrease in number of POIs operated under the direct model.

o	Revenues generated under the network partner model, comprising of (i) mobile device charging solution fees, which increased by 14.3% year-over-year to RMB61.5 million, and (ii) power bank, cabinet and other related sales, which decreased by 65.6% year-over-year to RMB231.0 million, decreased by 59.7% to RMB292.5 million for the second quarter of 2024, from RMB725.6 million in the same period of 2023. The decrease was primarily due to certain one-time adjustments made to the mobile device charging revenues for the second quarter of 2023 as a result of the change in the contractual arrangement with network partners.

•	Other revenues, which primarily comprise of revenues from new business initiatives and advertising services, increased by 453.7% to RMB52.3 million (US$7.2 million) for the second quarter of 2024, from RMB9.4 million in the same period of 2023. The increase was primarily attributable to new business initiatives.

Cost of revenues decreased by 67.2% to RMB219.6 million (US$30.2 million) for the second quarter of 2024, from RMB668.5 million in the same period last year. The decrease was primarily due to certain one-time adjustments made to the mobile device charging cost of revenues for the second quarter of 2023 as a result of the change in the contractual arrangement with network partners and the decrease in depreciation as a result of the decrease in number of POIs operated under the direct model.

Research and development expenses increased by 11.6% to RMB20.8 million (US$2.9 million) for the second quarter of 2024, from RMB18.7 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses decreased by 38.7% to RMB180.9 million (US$24.9 million) for the second quarter of 2024 from RMB295.2 million in the same period last year. The decrease was primarily due to the decrease in incentive fees paid to location partners under the direct model and personnel related expenses.

General and administrative expenses increased by 26.8% to RMB39.5 million (US$5.4 million) for the second quarter of 2024, compared to RMB31.1 million in the same period last year. The increase was primarily due to the increase in reserve for doubtful accounts in relation to the increasing contribution of the network partner model.

5 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024, which was RMB7.2672 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Loss from operations for the second quarter of 2024 was RMB6.0 million (US$0.8 million), compared to an income from operations of RMB13.6 million in the same period last year.

Net income for the second quarter of 2024 was RMB9.2 million (US$1.3 million), compared to a net income of RMB24.5 million in the same period last year.

Non-GAAP adjusted net income for the second quarter of 2024 was RMB15.2 million (US$2.1 million), compared to a non-GAAP adjusted net income of RMB30.1 million in the same period last year.

Net income attributable to ordinary shareholders for the second quarter of 2024 was RMB9.2 million (US$1.3 million), compared to a net income attributable to ordinary shareholders of RMB24.5 million in the same period last year.

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.2 billion (US$440.9 million).

SUPPLEMENTAL INFORMATION

The table below sets forth the breakdown of mobile device charging revenue components based on the latest classification for the periods indicated:

	2023Q2	2024Q1	2024Q2
	thousands RMB	thousands RMB	thousands RMB
Mobile device charging:
Direct Model	300,701	155,224	118,105
Mobile device charging service	293,922	152,108	115,863
Power bank sales	6,779	3,116	2,242
Network Partner Model	725,577	222,852	292,505
Mobile device charging service	-	-	-
Mobile device charging solution	53,793	59,016	61,508
Power bank, cabinet and other related sales	671,784	163,836	230,997
Total mobile device charging	1,026,278	378,076	410,610

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Thursday, August 22, 2024 (8:00 P.M. Beijing Time on Thursday, August 22, 2024) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster’s Second Quarter 2024 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10041388-erkogt.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/fga362u4

A telephone replay will be available through August 29, 2024. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639
Access Code:	10041388

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.enmonster.com/.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2024, the Company had 9.5 million power banks in 1,267,000 POIs across more than 2,100 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except for share and per share data, unless otherwise noted)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	588,644	735,208	101,168
Restricted cash	173,246	146,037	20,095
Short-term investments	2,541,889	2,302,795	316,875
Accounts receivable, net	269,736	300,853	41,399
Inventory	106,530	155,743	21,431
Prepayments and other current assets	345,744	327,539	45,071
Total current assets	4,025,789	3,968,175	546,039
Non-current assets:
Long-term restricted cash	20,000	20,000	2,752
Property, equipment and software, net	322,806	237,794	32,722
Right-of-use assets, net	16,353	11,134	1,532
Other non-current assets	21,621	16,592	2,283
Deferred tax assets, net	18,804	18,804	2,587
Total non-current assets	399,584	304,324	41,876
Total assets	4,425,373	4,272,499	587,915
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	764,741	699,504	96,254
Salary and welfare payable	143,653	122,335	16,834
Taxes payable	214,738	213,000	29,310
Current portion of lease liabilities	7,399	5,241	721
Accruals and other current liabilities	336,959	334,455	46,023
Total current liabilities	1,467,490	1,374,535	189,142
Non-current liabilities:
Non-current lease liabilities	7,641	5,390	742
Amounts due to related parties-non-current	1,000	1,000	138
Other non-current liabilities	195,585	207,501	28,553
Total non-current liabilities	204,226	213,891	29,433
Total liabilities	1,671,716	1,588,426	218,575
SHAREHOLDERS' EQUITY
Ordinary shares	347	347	48
Treasury stock	(5,549)	(44,243)	(6,088)
Additional paid-in capital	11,791,570	11,743,588	1,615,971
Statutory reserves	16,593	16,593	2,283
Accumulated other comprehensive income	182,824	191,087	26,294
Accumulated deficit	(9,232,128)	(9,223,299)	(1,269,168)
Total shareholders' equity	2,753,657	2,684,073	369,340
Total liabilities and shareholders' equity	4,425,373	4,272,499	587,915

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income

(In thousands, except for share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging	1,026,278	410,610	56,502	1,839,323	788,686	108,527
Others	9,448	52,313	7,199	19,238	71,443	9,831
Total revenues	1,035,726	462,923	63,701	1,858,561	860,129	118,358
Cost of revenues	(668,547)	(219,600)	(30,218)	(795,936)	(387,337)	(53,299)
Research and development expenses	(18,651)	(20,812)	(2,864)	(40,095)	(40,486)	(5,571)
Sales and marketing expenses	(295,150)	(180,949)	(24,899)	(960,424)	(385,443)	(53,039)
General and administrative expenses	(31,117)	(39,450)	(5,429)	(57,888)	(66,034)	(9,087)
Other operating loss	(8,703)	(8,133)	(1,119)	(6,435)	(9,607)	(1,322)
Income/(loss) from operations	13,558	(6,021)	(828)	(2,217)	(28,778)	(3,960)
Interest and investment income	28,054	28,754	3,957	54,290	59,343	8,166
Interest expense to third parties	-	-	-	(4,228)	-	-
Foreign exchange loss, net	(17,269)	(2,537)	(349)	(12,509)	(3,103)	(427)
Other income/(loss), net	172	(5)	(1)	(11)	68	9
Income before income tax expense	24,515	20,191	2,779	35,325	27,530	3,788
Income tax expense	-	(11,013)	(1,516)	-	(18,701)	(2,573)
Net income	24,515	9,178	1,263	35,325	8,829	1,215
Net income attributable to ordinary shareholders of Smart Share Global Limited	24,515	9,178	1,263	35,325	8,829	1,215
Other comprehensive income
Foreign currency translation adjustments, net of nil tax	68,489	5,901	812	50,422	8,263	1,137
Total comprehensive income	93,004	15,079	2,075	85,747	17,092	2,352
Comprehensive income attributable to ordinary shareholders of Smart Share Global Limited	93,004	15,079	2,075	85,747	17,092	2,352
Weighted average number of ordinary shares used in computing net income per share
- basic	520,059,564	513,255,262	513,255,262	519,652,925	515,725,209	515,725,209
- diluted	520,059,564	523,442,724	523,442,724	519,652,925	520,818,940	520,818,940
Net income per share attributable to ordinary shareholders
- basic	0.05	0.02	0.00	0.07	0.02	0.00
- diluted	0.05	0.02	0.00	0.07	0.02	0.00
Net income per ADS attributable to ordinary shareholders
- basic	0.10	0.04	0.01	0.14	0.03	0.00
- diluted	0.10	0.04	0.01	0.14	0.03	0.00

Smart Share Global Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	24,515	9,178	1,263	35,325	8,829	1,215
Add:
Share-based compensation	5,540	6,034	830	11,825	10,217	1,406
Less:
Adjusted for tax effects	-	-	-	-	-	-
Adjusted net income (non-GAAP)	30,055	15,212	2,093	47,150	19,046	2,621